# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Solid Biosciences Inc., CIK 0001707502
CUSIP: 83422E204
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 500 Rutherford Avenue, Third Floor, Charlestown, Massachusetts (MA), 02129
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Perceptive Advisors LLC, Alexander Rakitin, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, 646-205-5345

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 12,046,579; sole dispositive power 0; shared dispositive power 12,046,579; aggregate amount beneficially owned 12,046,579 (11.2% of the class)
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,046,579; sole dispositive power 0; shared dispositive power 12,046,579; aggregate amount beneficially owned 12,046,579 (11.2% of the class)
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,973,472; sole dispositive power 0; shared dispositive power 11,973,472; aggregate amount beneficially owned 11,973,472 (11.2% of the class)
- Perceptive Xontogeny Venture Fund, LP (CIK 0001757940): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 73,107; sole dispositive power 0; shared dispositive power 73,107; aggregate amount beneficially owned 73,107 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Solid Biosciences Inc.
Address of issuer's principal executive offices: 500 Rutherford Avenue, Third Floor, Charlestown, Massachusetts (MA), 02129

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on a total of 107,365,171 shares of Common Stock, consisting of (i) 107,225,238 shares of Common Stock outstanding as of August 4, 2026, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, and (ii) 139,933 shares of Common Stock issuable upon exercise of vested stock options held by Adam Stone ("Mr. Stone"), the Chief Investment Officer of Perceptive Advisors LLC ("Perceptive Advisors"), described below.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Neither Perceptive Advisors nor Joseph Edelman ("Mr. Edelman") directly holds any Common Stock or pre-funded warrants. Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund") directly holds 11,833,539 shares of Common Stock and 8,912,655 pre-funded warrants (the "Pre-Funded Warrants") immediately exercisable for shares of Common Stock at an exercise price of $0.001 per share, subject to the Beneficial Ownership Limitation (as defined below). The terms of the Pre-Funded Warrants provide that the Pre-Funded Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the shares of Common Stock then issued and outstanding after giving effect to such exercise (the "Beneficial Ownership Limitation"). As of the date hereof, the Beneficial Ownership Limitation does not permit the Reporting Persons to exercise any portion of the Pre-Funded Warrants. Perceptive Xontogeny Venture Fund, LP (the "Venture Fund") directly holds 73,107 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund and the Venture Fund. Mr. Edelman is the managing member of Perceptive Advisors. Adam Stone, the Chief Investment Officer of Perceptive Advisors, holds stock options for a total of 217,433 shares of Common Stock, of which 139,933 are currently exercisable, or exercisable within 60 days. The Master Fund has the right to receive the director compensation provided in respect of Mr. Stone's board service through a partial management fee offset.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (08/14/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (08/14/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (08/14/2026)
- Perceptive Xontogeny Venture Fund, LP: /s/ Joseph Edelman, Joseph Edelman, Managing Member (08/14/2026)